NEWS RELEASE For immediate release
Canadian Oil Sands takes up shares tendered to its offer to purchase Canada Southern Petroleum Ltd. and provides a subsequent offering period (in Canada a bid extension)
Calgary, AB, Aug. 19, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”), have taken up the 9.8 million common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) validly deposited under Canadian Oil Sands’ offer, representing approximately 65 per cent of the outstanding common shares of Canada Southern. Canadian Oil Sands’ offer was subject to a minimum tender condition of 50.01 per cent. Canadian Oil Sands also has provided for a subsequent offering period for the deposit of outstanding common shares of Canada Southern from midnight (Pacific daylight time) Friday, Aug. 18, 2006 to midnight (Pacific daylight time) on Wednesday, Sept. 6, 2006. Canadian Oil Sands will mail a formal notice to all Canada Southern shareholders on or about Aug. 22, 2006.
“We are pleased to have surpassed our minimum tender conditions for our offer to acquire Canada Southern, which enables us to proceed with this transaction,” said Canadian Oil Sands’ President and CEO, Marcel Coutu. “Having now acquired control of Canada Southern, we encourage remaining shareholders to tender to our offer, which is unanimously recommended by Canada Southern’s Board of Directors. We would also note that US securities rules dictate that this will be the final opportunity to tender to our offer.”
Canadian Oil Sands intends to acquire the remaining Common Shares not tendered to its offer by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions for an amount in cash that equals US$13.10 per Common Share.
Canada Southern shareholders with questions, requests for copies of the documents, or requiring assistance in tendering their shares, please call D.F. King & Co. Inc. at 1-800-901-0068. All documents related to Canadian Oil Sands’ offer are also available on the Trust’s website at: http://www.cos-trust.com/investor/Canada_Southern_offer.aspx.
RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction. This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

Advisory: In the interest of providing Canadian Oil Sands Trust (the “Trust”) unitholders and potential investors with information regarding the Trust, including management’s assessment of the Trust’s future plans and operations, certain statements throughout this press release contain “forward-looking statements”. Forward-looking statements in this release include, but are not limited to, statements with respect to: the timing of the mailing of the notice of extension and variation and its plans to undertake further action to acquire the remaining Canada Southern shares.
You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust’s annual information form and annual and quarterly financial reports.

Canadian Oil Sands Limited	For further information:
Marcel Coutu	Siren Fisekci
President & Chief Executive Officer	Director Investor Relations
(403) 218-6228
Units Listed – Symbol: COS.UN	investor_relations@cos-trust.com
Toronto Stock Exchange	Web site: www.cos-trust.com